================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                                  ------------

                           Sun-Times Media Group, Inc.
                                (Name of Issuer)

                              Class A Common Stock
                            Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    86688Q100
                      (CUSIP Number of Class of Securities)

                                  Abner Kurtin
                             K Capital Partners, LLC
                                  75 Park Plaza
                                Boston, MA 02116
                                 (617) 646-7728

            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                  ------------

                                January 15, 2008
             (Date of Event which required Filing of this Statement)

                                  ------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 (b)for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

CUSIP No. 86688Q100

--------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             K Capital Structure Arbitrage Offshore, L.P.
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [_]
                  (b) [_]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS
             WC
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION
             Cayman Islands
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
 NUMBER OF SHARES            4,663,517 shares
                        --------------------------------------------------------
   BENEFICIALLY         8.   SHARED VOTING POWER
                             0
  OWNED BY EACH         --------------------------------------------------------
                        9.   SOLE DISPOSITIVE POWER
 REPORTING PERSON            4,663,517 shares
                        --------------------------------------------------------
       WITH             10.  SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,663,517 shares
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES [_]
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             7.1%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON: PN
--------------------------------------------------------------------------------

CUSIP No. 86688Q100

--------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             K Capital Offshore Master Fund (U.S. Dollar), L.P.
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [_]
                  (b) [_]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS
             WC
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION
             Cayman Islands
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
 NUMBER OF SHARES            1,654,493 shares
                        --------------------------------------------------------
   BENEFICIALLY         8.   SHARED VOTING POWER
                             0
  OWNED BY EACH         --------------------------------------------------------
                        9.   SOLE DISPOSITIVE POWER
 REPORTING PERSON            1,654,493 shares
                        --------------------------------------------------------
       WITH             10.  SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,654,493 shares
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES [_]
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             2.5%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON: PN
--------------------------------------------------------------------------------

CUSIP No. 86688Q100

--------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             K Capital Management, LLC
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [_]
                  (b) [_]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS
             AF
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION
             Massachusetts
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
 NUMBER OF SHARES            6,318,010 shares
                        --------------------------------------------------------
   BENEFICIALLY         8.   SHARED VOTING POWER
                             0
  OWNED BY EACH         --------------------------------------------------------
                        9.   SOLE DISPOSITIVE POWER
 REPORTING PERSON            6,318,010 shares
                        --------------------------------------------------------
       WITH             10.  SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,318,010 shares
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES [_]
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             9.7%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON: IA/OO
--------------------------------------------------------------------------------

CUSIP No. 86688Q100

--------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             K Capital Partners, LLC
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [_]
                  (b) [_]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS
             AF
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
 NUMBER OF SHARES            6,318,010 shares
                        --------------------------------------------------------
   BENEFICIALLY         8.   SHARED VOTING POWER
                             0
  OWNED BY EACH         --------------------------------------------------------
                        9.   SOLE DISPOSITIVE POWER
 REPORTING PERSON            6,318,010 shares
                        --------------------------------------------------------
       WITH             10.  SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,318,010 shares
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES [_]
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             9.7%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON: OO
--------------------------------------------------------------------------------

CUSIP No. 86688Q100

--------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Harwich Capital Partners, LLC
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [_]
                  (b) [_]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS
             AF
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
 NUMBER OF SHARES            6,318,010 shares
                        --------------------------------------------------------
   BENEFICIALLY         8.   SHARED VOTING POWER
                             0
  OWNED BY EACH         --------------------------------------------------------
                        9.   SOLE DISPOSITIVE POWER
 REPORTING PERSON            6,318,010 shares
                        --------------------------------------------------------
       WITH             10.  SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,318,010 shares
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES [_]
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             9.7%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON: OO
--------------------------------------------------------------------------------

CUSIP No. 86688Q100

--------------------------------------------------------------------------------
    1.       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Abner Kurtin
--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [_]
                  (b) [_]
--------------------------------------------------------------------------------
    3.       SEC USE ONLY

--------------------------------------------------------------------------------
    4.       SOURCE OF FUNDS
             AF
--------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S. Citizen
--------------------------------------------------------------------------------
                        7.   SOLE VOTING POWER
 NUMBER OF SHARES            6,318,010 shares
                        --------------------------------------------------------
   BENEFICIALLY         8.   SHARED VOTING POWER
                             0
  OWNED BY EACH         --------------------------------------------------------
                        9.   SOLE DISPOSITIVE POWER
 REPORTING PERSON            6,318,010 shares
                        --------------------------------------------------------
       WITH             10.  SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,318,010 shares
--------------------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES [_]
--------------------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             9.7%
--------------------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON: IN
--------------------------------------------------------------------------------

      This Amendment No. 4 amends and supplements the statement on Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission on August 30, 2007 and amended by Amendment No. 1 on September 10, 2007, Amendment No. 2 on November 15, 2007 and Amendment No. 3 on December 11, 2007 by K Capital Structure Arbitrage Offshore, L.P., K Capital Offshore Master Fund (U.S. Dollar), L.P., K Capital Management, LLC, K Capital Partners, LLC, Harwich Capital Partners, LLC and Abner Kurtin (collectively, the "Reporting Persons") with respect to the Class A Common Stock, $0.01 par value per share (the "Common Stock"), of Sun-Times Media Group, Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the
Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.

      The Reporting Persons have entered into a Second Amendment and Restated Joint Filing Agreement, a copy of which is filed as Exhibit D to the Schedule 13D, and which is incorporated herein by reference. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Securities Exchange Act of 1934, as amended.

Items 4, 6 and 7 are hereby amended and supplemented as follows:

ITEM 4. PURPOSE OF TRANSACTION

      On January 15, 2008, K Capital Partners, LLC ("K Capital") submitted a letter to Hollinger Inc. In the letter, K Capital called on Hollinger Inc. to make certain changes to the composition of the Board of Directors of the Company by way of a written consent submitted to the Company. A copy of the letter is filed as an exhibit to this Schedule 13D filing and is incorporated herein by reference. The foregoing and subsequent references to, and descriptions of, the letter, are qualified in their entirety by reference to such letter.

      In addition, on January 15, 2008, K Capital submitted a letter to Richard
C. Breeden, Special Monitor to the Company. In the letter, K Capital asked that the Special Monitor support the written consent in the event that Hollinger Inc. agreed to K Capital's request. A copy of the letter is filed as an exhibit to this Schedule 13D filing and is incorporated herein by reference. The foregoing and subsequent references to, and descriptions of, the letter, are qualified in their entirety by reference to such letter.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      In addition to beneficially holding the Common Stock, the Partnerships are parties to the following equity swap arrangements:

      SAO has entered into equity swap agreements with certain securities brokers under which such brokers agreed to pay SAO an amount equal to any increase at maturity or termination, and SAO agreed to pay such brokers an amount equal to any decrease at maturity or termination, in the official market price of 6,120,277 shares of the Common Stock above or below an initial reference price per share. The brokers will pay to SAO an amount equal to any dividends paid on the shares during the term of the equity swap agreement. All balances will be cash-settled, and neither party acquires any voting or similar rights, or dispositive power over the shares.

      Offshore has entered into equity swap agreements with certain securities brokers under which such brokers agreed to pay Offshore an amount equal to any increase at maturity or termination, and Offshore agreed to pay such brokers an amount equal to any decrease at maturity or termination, in the official market price of 1,271,850 shares of the Common Stock above or below an initial reference price per share. The brokers will pay to Offshore an amount equal to any dividends paid on the shares during the term of the equity swap agreement. All balances will be cash-settled, and neither party acquires any voting or similar rights, or dispositive power over the shares.

      Except as described in Item 4 above and in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than the governing documents of the Partnerships.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

Exhibit D   Second Amended and Restated Joint Filing Agreement, dated January
            16, 2008, by and among K Capital Structure Arbitrage Offshore, L.P.,
            K Capital Offshore Master Fund (U.S. Dollar), L.P., K Capital
            Management, LLC, K Capital Partners, LLC, Harwich Capital Partners,
            LLC and Abner Kurtin

Exhibit E   Letter of K Capital Partners, LLC to Hollinger Inc., dated January
            15, 2008

Exhibit F   Letter of K Capital Partners, LLC to Richard C. Breeden, dated
            January 15, 2008

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2008

                           K CAPITAL MANAGEMENT, LLC

                           By:  /s/ Abner Kurtin
                               --------------------------------
                               By:  Abner Kurtin
                               Its: Chief Administrative Officer

                           K CAPITAL PARTNERS, LLC

                           By:  /s/ Abner Kurtin
                               --------------------------------
                               By:  Harwich Capital Partners, LLC
                               Its: Managing Member
                               By:  Abner Kurtin
                               Its: Chief Administrative Officer

                           HARWICH CAPITAL PARTNERS, LLC

                           By:  /s/ Abner Kurtin
                               --------------------------------
                               By:  Abner Kurtin
                               Its: Chief Administrative Officer

                           K CAPITAL OFFSHORE MASTER FUND (U.S. DOLLAR), L.P.

                           By:  /s/ Abner Kurtin
                               --------------------------------
                               By:  K Capital Partners, LLC, General Partner
                               By:  Harwich Capital Partners LLC
                               Its: Managing Member
                               By:  Abner Kurtin
                               Its: Chief Administrative Officer

                           K CAPITAL STRUCTURE ARBITRAGE OFFSHORE, L.P.

                           By:  /s/ Abner Kurtin
                               --------------------------------
                               By:  K Capital Partners, LLC, General Partner
                               By:  Harwich Capital Partners LLC
                               Its: Managing Member
                               By:  Abner Kurtin
                               Its: Chief Administrative Officer

                           ABNER KURTIN

                           By:  /s/ Abner Kurtin
                               --------------------------------

                                                                       EXHIBIT D

         SCHEDULE 13D SECOND AMENDED AND RESTATED JOINT FILING AGREEMENT

      The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

      (i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and such Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

      (ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

      This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

      Dated:  January 16, 2008

                           K CAPITAL MANAGEMENT, LLC

                           By:  /s/ Abner Kurtin
                               --------------------------------
                               By:  Abner Kurtin
                               Its: Chief Administrative Officer

                           K CAPITAL PARTNERS, LLC

                           By:  /s/ Abner Kurtin
                               --------------------------------
                               By:  Harwich Capital Partners, LLC
                               Its: Managing Member
                               By:  Abner Kurtin
                               Its: Chief Administrative Officer

                           HARWICH CAPITAL PARTNERS, LLC

                           By:  /s/ Abner Kurtin
                               --------------------------------
                               By:  Abner Kurtin
                               Its: Chief Administrative Officer

                           K CAPITAL OFFSHORE MASTER FUND (U.S. DOLLAR), L.P.

                           By:  /s/ Abner Kurtin
                               --------------------------------
                               By:  K Capital Partners, LLC, General Partner
                               By:  Harwich Capital Partners LLC
                               Its: Managing Member
                               By:  Abner Kurtin
                               Its: Chief Administrative Officer

                           K CAPITAL STRUCTURE ARBITRAGE OFFSHORE, L.P.

                           By:  /s/ Abner Kurtin
                               --------------------------------
                               By:  K Capital Partners, LLC, General Partner
                               By:  Harwich Capital Partners LLC
                               Its: Managing Member
                               By:  Abner Kurtin
                               Its: Chief Administrative Officer

                           ABNER KURTIN

                           By:  /s/ Abner Kurtin
                               --------------------------------

                                                                       EXHIBIT E

15 January 2008

Dear Mr. G. Wesley Voorheis:

We are writing to you in your capacity as both a director of The Sun-Times Media Group ("Sun-Times" or the "Company") and as a director of Hollinger, Inc. As you know, K Capital Management, LLC manages investment funds and accounts that beneficially own approximately 9.7% of the outstanding stock of the Company, making it one of Sun-Times' largest shareholders. 2008 will be a critical year for Sun-Times, during which it will implement a restructuring of its operations and balance sheet and also, the market expects, begin the evaluation of a sale of the Company. K Capital believes that the Company needs an immediate and radical change in the Board of Directors to oversee these decisions.

K Capital is very frustrated by the current structure of the Company's 11-person Board of Directors. This large, ineffective Board is a legacy from Sun-Times' past and has overseen massive value destruction. Sun-Times shareholders need a break from the past. K Capital believes a smaller Board that has more shareholder representation and that is more focused on value creation is necessary to lead Sun-Times during this critical period.

Hollinger Inc. controls the voting stock of the Company and therefore any reconstitution of the Board can only occur with the approval of Hollinger Inc. K Capital, as a minority shareholder of Sun-Times, and Hollinger Inc., as the majority shareholder of Sun-Times, both have incentive to seek a downsizing and reconstitution of the Board, as these changes would help maximize the value of Sun-Times. K Capital would therefore urge Hollinger Inc. to deliver immediately to the Company a written consent to (i) reduce the Board size to five members and (ii) elect following Board slate:

Mr. Cyrus Freidheim Jr., Sun-Times - Chairman and Chief Executive Office Mr. William Aziz, Hollinger Inc. - Chief Financial Officer
Mr. Graham W Savage, Callisto Capital - Chairman
Mr. Gene Fox, Cardinal Capital Management - Managing Director
Ms. Jennifer Wallace, Summit Street Capital - Portfolio Manager

Attached please find a letter that asks the Special Monitor to support this written consent. We believe that this request falls under the purview of the Special Monitor, as the position was created specifically to address issues that impact both Class A and Class B shareholders of Sun-Times.

Regards,

Abner Kurtin
Portfolio Manager

                                                                       EXHIBIT F

15 January 2008

Dear Mr. Richard C. Breeden:

We are writing to you in your capacity as Special Monitor of The Sun-Times Media Group ("Sun-Times" or the "Company"). As you know, K Capital Management, LLC manages investment funds and accounts that beneficially own approximately 9.7% of the outstanding stock of the Company, making it one of Sun-Times' largest shareholders. 2008 will be a critical year for Sun-Times, during which it will implement a restructuring of its operations and balance sheet and also, the market expects, begin the evaluation of a sale of the Company. K Capital believes that the Company needs an immediate and radical change in the Board of Directors to oversee these decisions.

K Capital is very frustrated by the current structure of the Company's 11-person Board of Directors. This large, ineffective Board is a legacy from Sun-Times' past and has overseen massive value destruction. Sun-Times shareholders need a break from the past. K Capital believes a smaller Board that has more shareholder representation and that is more focused on value creation is necessary to lead Sun-Times during this critical period.

Attached please find a letter that asks Hollinger Inc, the majority shareholder of Sun-Times, to deliver immediately to the Company a written consent to (i) reduce the Board size to five members and (ii) elect a Board slate (please see the referenced letter for a list of proposed names). As you know, given the Company's governance structure and Hollinger Inc.'s control of the voting stock, any reconstitution of the Board can only occur with the approval of Hollinger Inc.

K Capital believes these actions are in the best interest of both Sun-Times' Class A and Class B shareholders. The position of Special Monitor was created specifically to address such issues. Therefore, we ask you to support Hollinger Inc.'s written consent, if it agrees to our request. If your support is not given in the matter, we fear that that all shareholders of Sun-Times will continue to be greatly disadvantaged by the Company's current Board structure.

Sincerely,

Abner Kurtin
Portfolio Manager